Form 40-F
period 2006-12-31
Central Gold-Trust
filed 2007-02-20
CIK 1364728

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-32834

CENTRAL GOLD-TRUST

(Exact name of registrant as specified in its charter)

Ontario, Canada	Not Applicable	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

55 Broadleaf Crescent

Ancaster, Ontario L9G 3P2

(905) 304-4653

(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance

Dorsey & Whitney LLP

250 Park Avenue

New York, NY 10177

(212) 415-9200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Units	American Stock Exchange
Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form                    ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Outstanding at
Class	December 31, 2006
Units	3,277,500

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   ☐  Yes     ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes     ☐  No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s executive officers, including the Registrant’s Chief Executive Officer and Treasurer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The executive officers of the Registrant are responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers and the trustees of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Registrant’s financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Douglas Heagle serves as a member of the audit committee of the Registrant’s Board of Trustees.  The Board of Trustees has reviewed the definition of  “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Heagle satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of Mr. Heagle as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of trustees who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.  All members of the audit committee are independent as defined in Section 10A(m)(3) of the Securities Exchange Act of 1934 as amended and Rule 10A-3(b)(1) promulgated hereunder.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  A copy of Registrant’s code of ethics is available to any person without charge, upon written request made to Krystyna S. Bylinowski, Treasurer at P.O. Box 10106, Ancaster, Ontario, Canada  L9K 1P3 .

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 15 of the Registrant’s Annual Information Form, which is attached herein as Exhibit 99.1.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President
Date: February 19, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form

2.	Management’s Discussion and Analysis

3.	Annual Financial Statements

4.	Consent of Ernst & Young LLP

5.	Certifications of President and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

6.	Certifications of President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350