Form 40-F
period 2007-12-31
Central Gold-Trust
filed 2008-03-10
CIK 1364728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-32834

CENTRAL GOLD-TRUST

(Exact Name of Registrant as Specified in its Charter)

Canada	Not Applicable	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

55 Broad Leaf Crescent

Ancaster, Ontario L9G 3P2

(905) 304-4653

(Address and Telephone Number of  Registrant’s Principal Executive Offices)

DL Services, Inc.
U.S. Bank Center
1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
 (206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Units	American Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Outstanding at
Class	December 31, 2007
Units	3,992, 500

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    ☐ Yes      ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes      ☐ No

EXPLANATORY NOTE

Central Gold-Trust (the “Issuer” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act ..  The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Issuer are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Issuer is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Issuer prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 7 of the comparative audited consolidated financial statements of the Issuer.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on March 5, 2008 the Bank of Canada noon exchange rate was U.S.$1.00 = CDN$0.9898.

ANNUAL INFORMATION FORM

The Issuer’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Issuer for the years ended December 31, 2006 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 7 to the Issuer’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Issuer’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Issuer may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Issuer’s senior officers, including the President and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Issuer’s disclosure controls and procedures (as defined in Rule 13a — 15(e) and Rule 15d — 15(e) under the Exchange Act).  Based on that evaluation the President and the CFO have concluded that as of the end of the period covered by this report, the Issuer’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Issuer in reports that it files or submits to the United States Securities and Exchange Commission (“SEC”) under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our senior officers, including our President and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Issuer’s senior officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The senior officers conducted an evaluation of the design and operation of the Issuer’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Issuer’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Issuer is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Issuer is an “accelerated filer”, the Issuer is required to provide an auditor’s attestation report on internal control over financial reporting.  The Issuer’s auditor has attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2007.  The auditor’s attestation is filed as Exhibit 99.4 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Issuer’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

The senior officers of the Issuer, including the President and CFO, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by officers override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Issuer is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regards to corporate governance with specific reference to the listing guidelines on an annual basis by way of a corporate governance statement contained in the Issuer’s annual report or information circular. The Issuer is also listed on the American Stock Exchange (“AMEX”) and additionally complies as necessary with the rules and guidelines of AMEX as well as the SEC. The Issuer reviews its governance practices on an ongoing basis to ensure it is in compliance. The Issuer is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act of 2002 in the United States, by the SEC and AMEX.

The Issuer’s Board of Trustees is responsible for the Issuer’s Corporate Governance policies and has separately designated standing Compensation and Nominating Committees. The Issuer’s Board of Trustees has determined that all the members of the Compensation and  Nominating Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the American Stock Exchange.

Corporate governance relates to the activities of the Issuer’s board of trustees (the “Board”), the members of which are elected by and are accountable to the unitholders, and takes into account the role of the senior officers  who are appointed by the Board and who are charged with the day to day administration of the Issuer.  The Board is committed to sound corporate governance practices which are both in the interest of its unitholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

The Issuer’s Board of Trustees has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Issuer’s Audit Committee are identified on pages 11 and 12 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference.  In the opinion of the Issuer’s Board of Trustees, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the AMEX) and the policies of the Canadian Securities Administrators and are financially literate.

Audit Committee Financial Expert

Douglas E. Heagle, Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Issuer’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Board.

The Audit Committee meets with the President and the CFO of the Issuer and the Issuer’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed.  In addition, the Committee reviews and recommends to the Board for approval the annual financial statements, the Management’s Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Issuer’s Audit Committee Charter is available on the Issuer’s website at www.gold-trust.com or in print to any unitholder who provides the Issuer with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Issuer’s independent auditor for the fiscal year ended December 31, 2007.  See page 15 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Issuer by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 14 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Issuer does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all officers and trustees of the Issuer abide.  In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Issuer’s high caliber management team promotes a culture of ethical business conduct throughout the Issuer’s operations and is expected to monitor the activities of the Issuer’s officers, consultants and agents in that regard.  The Board encourages any concerns regarding ethical conduct in respect of the Issuer’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that trustees and senior officers who have an interest in a transaction or agreement with the Issuer promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of trustees, abstain from discussions and voting in respect to same if the interest is material.  These requirements are also contained in the Issuer’s declaration of trust, which are made available to the trustees and senior officers of the Issuer.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Issuer’s website, submitted on Form 6-K and provided in print to any unitholder who requests them.  The Issuer’s Code of Conduct and Ethics is located on its website at www.gold-trust.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Issuer’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Issuer’s units are listed on AMEX.  Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Issuer’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Issuer’s quorum requirement is set forth in its Declaration of Trust.  A quorum for a meeting of unitholders of the Issuer is two persons who are, or who represent by proxy, unitholders who, in the aggregate, hold at least 10% of the units entitled to be voted at the meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Issuer are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Issuer solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.gold-trust.com.  Information contained on our website is not part of this annual report.

UNDERTAKING

The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CENTRAL GOLD -TRUST

By:	/s/ J.C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date: March 10, 2008

CONSENT TO SERVICE OF PROCESS

The Issuer filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

99.1	Annual Information Form of the Issuer for the year ended December 31, 2007

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Auditor’s Attestation

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of Ernst & Young, Chartered Accountants