Form 40-F
period 2008-12-31
Central GoldTrust
filed 2009-02-13
CIK 1364728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Exact Name of Registrant as Specified in its Charter)

Canada	Not Applicable	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
55 Broad Leaf Crescent
Ancaster, Ontario L9G 3P2
(905) 304-4653
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc. U.S. Bank Center 1420 5th Avenue, Suite 3400 Seattle, WA 98101-4010 (206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Units	NYSE Alternext US, LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class Units	Outstanding at December 31, 2008 4,279,500

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes      ☐  No

EXPLANATORY NOTE

Central GoldTrust (the “Issuer” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Issuer are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

Exhibits 99.1, 99.2 and 99.3 to this Form 40-F are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-156055) of Central GoldTrust.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Issuer is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Issuer prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. As described in Note 9 of the comparative audited annual financial statements for the years ended December 31, 2007 and 2008, there are no significant differences between Canadian GAAP and United States GAAP that would require reconciliation in such financial statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = CDN$.1.2477.

ANNUAL INFORMATION FORM

The Issuer’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

As described in Note 9 of the comparative audited annual financial statements for the years ended December 31, 2007 and 2008 filed as Exhibit 99.3 in this annual report on Form 40-F, there are no significant differences between Canadian GAAP and United States GAAP that would require reconciliation in such financial statements.

Management’s Discussion and Analysis

The Issuer’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The Issuer carried out an evaluation as at the end of the period covered by this report, under the supervision of and with the participation of the Issuer’s senior officers, including the President and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Issuer’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the President and the CFO have concluded that as of the end of the period covered by this report, the Issuer’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Issuer in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our senior officers, including our President and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The senior officers conducted an evaluation of the design and operation of the Issuer’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Issuer’s internal control over financial reporting was effective as of December 31, 2008 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Issuer is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Issuer is an “accelerated filer ”, the Issuer is required to provide an auditor’s attestation report on internal control over financial reporting. The Issuer’s auditor has attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2008. The auditor’s attestation is filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Issuer’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Issuer’s internal controls over financial reporting.

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

CORPORATE GOVERNANCE

The Issuer is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regards to corporate governance with specific reference to the listing guidelines on an annual basis by way of a corporate governance statement contained in the Issuer’s annual report or information circular. The Issuer is also listed on the NYSE Alternext US, LLC (“Alternext”) (formerly the American Stock Exchange (“AMEX”) and additionally complies as necessary with the rules and guidelines of Alternext as well as the United States Securities and Exchange Commission (“SEC”). The Issuer reviews its governance practices on an ongoing basis to ensure it is in compliance. The Issuer is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and Alternext.

The Issuer’s Board of Trustees is responsible for the Issuer’s Corporate Governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Issuer’s Board of Trustees has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the Alternext.

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

AUDIT COMMITTEE

The Issuer’s Board of Trustees has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Issuer’s Audit Committee are identified on page 12 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Issuer’s Board of Trustees, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the Alternext and the policies of the Canadian Securities Administrators) and are financially literate.

Audit Committee Financial Expert

Bruce D. Heagle, Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Issuer’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Issuer’s independent auditor for the fiscal year ended December 31, 2008. See page 14 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Issuer by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 13 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Issuer does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all officers and trustees of the Issuer abide. In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Issuer’s high caliber officers promote a culture of ethical business conduct throughout the Issuer’s operations and is expected to monitor the activities of the Issuer’s officers, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Issuer’s operations to be raised, on an anonymous basis, with the President and CEO, one of the Chairmen, or another Board member as appropriate.

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

CONTRACTUAL OBLIGATIONS

The information provided on page 2 of the MD&A contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Issuer’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ALTERNEXT CORPORATE GOVERNANCE

The Issuer’s units are listed on the Alternext. Section 110 of the AMEX Company Guide permits the Alternext to consider the laws, customs and practices of foreign issuers in relaxing certain Alternext listing criteria, and to grant exemptions from Alternext listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Issuer’s governance practices differ from those followed by domestic companies pursuant to Alternext standards is as follows:

Shareholder Meeting Quorum Requirement: The Alternext minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the Alternext is required to state its quorum requirement in its bylaws. The Issuer’s quorum requirement is set forth in its Declaration of Trust. A quorum for a meeting of unitholders of the Issuer is two persons who are, or who represent by proxy, unitholders who, in the aggregate, hold at least 10% of the units entitled to be voted at the meeting.

Proxy Delivery Requirement: Alternext requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Issuer are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Issuer solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from Alternext corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.gold-trust.com. Information contained on our website is not part of this annual report.

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

EXHIBITS
99.1	Annual Information Form of the Issuer for the year ended December 31, 2008

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Ernst & Young, Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CENTRAL GOLDTRUST

By:   /s/ J.C. Stefan Spicer

Name:	J.C. Stefan Spicer
Title:	President

Date: February 13, 2009