Form 40-F
period 2009-12-31
Central GoldTrust
filed 2010-02-17
CIK 1364728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Exact Name of Registrant as Specified in its Charter)

Canada	Not Applicable	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Primary Standard Industrial Classification Code)

55 Broad Leaf Crescent
Ancaster, Ontario L9G 3P2
(905) 304-4653
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered
Units	NYSE Amex Equities Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2009
Units	10,918,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

Central GoldTrust (“GoldTrust”, the “Issuer” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Issuer are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

Exhibits 99.1, 99.2, 99.3 and 99.6 to this Form 40-F are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-159612) of Central GoldTrust.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on February 15, 2010, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn$1.0480.

ANNUAL INFORMATION FORM

The Issuer’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2009 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements of the Registrant for the years ended December 31, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 10 to the Registrant’s audited financial statements.

Management’s Discussion and Analysis

The Issuer’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Unitholders should be aware that the acquisition, ownership, and disposition of Units of GoldTrust may have tax consequences under the laws of both Canada and the United States. Unitholders are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in Units of GoldTrust.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax consequences to a United States Person (as defined below) arising from and relating to the acquisition, ownership, and disposition of Units.

This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or United States federal income tax advice to any United States Person. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Person in light of such United States Person’s particular circumstances. No ruling from the Internal Revenue Service has been requested, or will be obtained, regarding the United States federal income tax consequences to United States Persons of the ownership or disposition of Units. This summary is not binding on the Internal Revenue Service, and the Internal Revenue Service is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the Internal Revenue Service and the United States courts could disagree with one or more of the positions taken in this summary. Moreover, this summary does not include any discussion of United States state or local, United States federal estate or gift, United States federal alternative minimum tax or foreign tax consequences.

Scope of this Summary

Authorities

             This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this annual report filed on Form 40-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

United States Persons

For purposes of this summary, a “United States Person” means (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state in the United States or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if either (a) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (b) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust.

United States Persons Subject to Special United States Federal Income Tax Rules Not Addressed

This summary does not discuss the United States federal income tax consequences to United States Persons that are subject to special treatment under the Code (for example, United States Persons (i) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) that are dealers in securities or currencies or that are traders in securities that elect to apply a mark-to-market accounting method; (iv) that have a “functional currency” other than the United States dollar; (v) that own Units as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) that hold Units other than as a capital asset within the meaning of Section 1221 of the Code; or (vii) that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding Units of GoldTrust).  This summary also does not address the United States federal income tax considerations applicable to United States Persons who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of Canadian tax laws; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units in connection with carrying on a business in Canada; (d) persons whose Units constitute “taxable Canadian property” under Canadian tax laws; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. United States Persons and others that are subject to special provisions under the Code, including United States Persons described immediately above, should consult a tax advisor regarding the United States federal income tax consequences arising from and relating to the ownership of Units.

If an entity that is classified as a partnership for United States federal income tax purposes holds Units, the United States federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for United States federal income tax purposes should consult their own tax advisor regarding the United States federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units.

The United States federal income tax consequences of the ownership and disposition of the Units are very complex and, in certain cases, uncertain or potentially unfavorable to United States Persons. Accordingly, a United States Person considering acquiring Units is strongly urged to consult a tax advisor with respect to the United States federal income, United States state or local, United States federal estate or gift, alternative minimum tax or foreign tax consequences of the ownership and disposition of Units in light of such United States Person’s particular facts and circumstances.

Classification as a Foreign Corporation

Although GoldTrust is organized as an unincorporated trust under Canadian law, GoldTrust should be classified as a foreign corporation for United States federal income tax purposes under current Treasury regulations. Accordingly, Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification, including references to “dividends” and “earnings and profits.”

Sale or Disposition of Units

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, a United States Person generally will recognize gain or loss on the sale or other taxable disposition (including a redemption) of Units in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) such United States Person’s tax basis in the Units sold or otherwise disposed of and any gain generally will be United States source income for foreign tax credit purposes unless the gain is subject to tax in Canada and is sourced as “foreign source” under the Treaty and such United States Person elects to treat such gain as “foreign source.” United States Persons that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each United States Person is strongly urged to consult its own tax advisor with respect to the foreign tax credit rules.

Subject to the PFIC rules, gain recognized on a sale or taxable disposition of Units will be long-term capital gain if the Units are held for more than one year. Preferential tax rates apply to long term capital gains of a non-corporate United States Person including an individual. Deductions for capital losses are subject to limitations.

As described under Structure of GoldTrust --Redemption Rights in the Annual Information Form attached as Exhibit 99.1 to this annual report, Units are redeemable at any time on demand by Unitholders.   Under Section 302 of the Code, a Unitholder who is a United States Person generally will be treated as having sold its Units (rather than having received a distribution on the Units with the consequences described below) upon the redemption of Units if the redemption completely terminates or reduces the Unitholder’s interest in GoldTrust or the Unitholder’s percentage ownership interest in GoldTrust is reduced. For purposes of making these determinations, the Unitholder’s percentage ownership will, in general, be calculated by taking into account all Units owned by such Unitholder, including those deemed to be owned by such Unitholder pursuant to attribution rules under the Code.

The amount realized by a United States Person receiving foreign currency in connection with a sale or other taxable disposition of Units generally will be equal to the U.S. dollar value of the proceeds received based on the exchange rate applicable on the date of receipt. A United States Person that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a United States Person generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Distributions on Units

Subject to the PFIC rules discussed below, a distribution paid on a Unit, including a constructive distribution, generally will be included in gross income of a United States Person as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of GoldTrust’s current or accumulated “earnings and profits” (as computed under United States federal income tax rules). To the extent that a distribution paid on the Units exceeds the “earnings and profits” of GoldTrust, such distribution generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Unit, with any excess treated as gain from the sale or exchange of the Unit.  Dividends paid on the Units will not be eligible for the maximum 15% United States federal income tax rate generally applicable to dividends paid by a “qualified foreign corporation” to non-corporate United States Persons if GoldTrust is a PFIC. Because GoldTrust has been, and expects to continue to be, a PFIC, the maximum 15% United States federal income tax rate will not apply. In addition, dividends paid on the Units generally will not be eligible for the deduction for dividends received by United States corporations from other United States corporations.

Where GoldTrust is required to dispose of any assets to pay the Redemption Price to a Unitholder exercising its right to redeem Units, the Trustees, pursuant to the Declaration of Trust, have the discretion to treat any part or all of the income or capital gain realized by GoldTrust in respect of such disposition as paid to and allocated to such Unitholder out of the Redemption Price.  Any amount of Canadian tax payable on gain or income allocable to a redeeming Unitholder pursuant to this provision may not be eligible for the United States foreign tax credit due to complex limitations in the amount of credit allowed. If a credit is unavailable or limited, however, the United States Person may be able to take a deduction in computing its United States tax liability for the amount of withholding tax paid to Canada. See “— United States Foreign Tax Credit” below.

United States Foreign Tax Credit

Subject to complex limitations set forth in the Code, United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from distributions paid on the Units. For purposes of applying the limitations set forth in the Code, dividends paid on the Units generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, because GoldTrust is treated as a corporation under United States tax rules and an investment trust for Canadian purposes, any allocations of gain or income to redeeming Unitholders by the Trustees, as discussed above, may not be recognized under United States tax rules. A United States Person may, therefore, be allocated and subject to Canadian tax on amounts of income and gain which are different from amounts computed and includible in taxable income under United States tax rules. This may result in the foreign tax credit under certain circumstances being unavailable with respect to Canadian tax paid by a Unitholder who is a United States Person. United States Persons that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each United States Person is strongly urged to consult its own tax advisor with respect to the foreign tax credit rules.

Passive Foreign Investment Company Treatment

GoldTrust generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of the gross income of GoldTrust for such taxable year is passive income or (ii) 50% or more of the value of the assets held by GoldTrust either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally means all revenues less the cost of goods sold and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

GoldTrust has been, and expects to continue to be, a PFIC for United States federal income tax purposes.

A United States Person can generally mitigate certain adverse United States federal income tax consequences of holding interests in a PFIC by making a qualified electing fund election (a “QEF Election”, and a United States Person that makes a QEF Election, an “Electing Unitholder”) (see “— QEF Election”, below). Under a QEF Election, generally, an Electing Unitholder will be required each taxable year in which GoldTrust is a PFIC to recognize, as ordinary income, a pro rata share of the earnings of GoldTrust, and to recognize, as capital gain, a pro rata share of the net capital gain of GoldTrust. Except in unexpected circumstances, because GoldTrust invests substantially all of its assets in gold bullion with the purpose of achieving long-term appreciation in the value of its assets, it is not anticipated that GoldTrust will generate significant net capital gain or ordinary income and it is not expected that an Electing Unitholder will have significant income inclusions as a result of the QEF Election. To further mitigate the United States federal income tax liability of an Electing Unitholder, as discussed below in “— QEF Election”, GoldTrust intends to distribute to holders in each taxable year an aggregate amount of cash distributions such that the amount of cash distributions payable to an Electing Unitholder will partially offset the United States federal income tax liability attributable to the Electing Unitholder’s pro rata share of the ordinary income and net capital gain of GoldTrust for such taxable year. If GoldTrust does not have sufficient cash reserves to make such cash distributions, GoldTrust may instead distribute Units, which would not provide Electing Unitholders with cash to satisfy the tax on deemed income inclusions resulting from the QEF Election.

Alternatively, a United States Person should be able to avoid the adverse United States federal income tax consequences of holding interests in a PFIC by making a mark-to-market election (a “Mark-to-Market Election”) as discussed below. However, the Mark-to-Market Election may not be as favorable as the QEF Election because the United States Person will recognize income each year with respect to the Units attributable to the appreciation in Units during such year without a corresponding cash distribution from GoldTrust.

The United States federal income tax rules applicable to PFICs are very complex and, in certain cases, uncertain. Each United States Person is strongly urged to consult its own tax advisor with respect the PFIC rules.

QEF Election

A United States Person that owns Units may elect to have GoldTrust treated, with respect to that United States Person, as a QEF. A QEF Election must be made by a United States Person before the due date (including extensions) for such United States Person’s United States federal income tax return for the taxable year for which the QEF Election is made and, once made, will be effective for all subsequent taxable years of such United States Person, unless revoked with the consent of the Internal Revenue Service. GoldTrust will make available to Electing Unitholders the PFIC Annual Information Statement currently required by the Internal Revenue Service with respect to a QEF Election, which will include information as to the allocation of GoldTrust’s “ordinary earnings” and “net capital gains” (each as computed under United States federal income tax rules) among the Units and as to distributions on such Units.   Such PFIC Annual Information Statement could be used by Electing Unitholders for purposes of complying with the reporting requirements applicable to the QEF Election.

Provided that an Electing Unitholder’s QEF Election is in effect with respect to such Electing Unitholder’s entire holding period for the Units, any gain or loss recognized by such Electing Unitholder on the sale or other taxable disposition of such Units generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Unitholder had held the Units for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, including individuals, long-term capital gain is generally subject to a maximum United States federal income tax rate of 15%. There is no preferential tax rate available for long-term capital gain recognized by a corporate Electing Unitholder. Gain from the disposition of collectibles, such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC by non-corporate persons with respect to which a QEF Election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such PFIC. As no such Treasury regulations have been issued, the 15% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Units by an Electing Unitholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject to the 28% rate long-term capital gains realized by an Electing Unitholder from the disposition of Units.

A United States Person holding Units with respect to which a QEF Election is not in effect for the entire holding period may avoid the adverse ordinary income and interest charge rules described below upon any subsequent disposition of such Units if such United States Person elects to recognize any gain in such Units as of the first day in the first year that the QEF Election applies to such Units (a “deemed sale” election). Any gain recognized by a United States Person under such a deemed sale election will, however, be treated as ordinary income and be subject to an interest charge pursuant to the rules described below.

An Electing Unitholder will be required to include currently in gross income such Electing Unitholder’s pro rata share of the annual “ordinary earnings” and “net capital gains” (but will not take into account any net loss) of GoldTrust. Such inclusion will be required whether or not such Electing Unitholder owns Units for an entire taxable year or at the end of GoldTrust’s taxable year. For purposes of determining the amounts includable in income by Electing Unitholders under the QEF rules, the tax bases of GoldTrust’s assets, and the “ordinary earnings” and “net capital gains” of GoldTrust, will be computed under United States federal income tax rules. Accordingly, it is anticipated that such tax bases, and such “ordinary earnings” and “net capital gains,” may differ from the figures set forth in GoldTrust’s financial statements. One such difference could arise if the Trustees exercise their discretion to allocate to a redeeming Unitholder amounts realized in connection with the redemption of such Unitholder’s Units.

The amount currently included in income by an Electing Unitholder will be treated as ordinary income to the extent of the Electing Unitholder’s pro rata share of GoldTrust’s “ordinary earnings” and generally will be treated as long-term capital gain to the extent of such Electing Unitholder’s pro rata share of GoldTrust’s “net capital gains”. The Electing Unitholder will be required to include in income such pro rata share of the “ordinary earnings” and “net capital gains” of GoldTrust, without regard to the amount of cash distributions, if any, received from GoldTrust. Electing Unitholders will be required to pay United States federal income tax currently on such pro rata share of “ordinary earnings” and “net capital gains” of GoldTrust, unless, as described below, an election is made to defer such payment of tax.

Under these QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, electing Unitholders may be required to report substantial amounts of income for United States federal income tax purposes. It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31st) an aggregate amount of cash distributions (including the stated distributions on the Units) such that the amount of cash distributions payable to an Electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such Electing Unitholder multiplied by (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. GoldTrust intends to distribute cash, but may not have sufficient cash reserves to make such distributions in cash, in which case GoldTrust may instead make such distributions in additional Units. Because such distributions may be subject to Canadian withholding tax and because the amount of such distributions will be determined without reference to possible United States, state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such distributions may not provide an Electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules. An Electing Unitholder may be able to mitigate this situation by claiming a credit against such Electing Unitholder’s United States federal income tax liability for Canadian taxes withheld from such distributions, subject to the rules described above under “— United States Foreign Tax Credit.” However, any amounts withheld as required under Canadian tax laws on a distribution paid in the form of additional Units may not be eligible for the United States foreign tax credit due to complex limitations in the amount of credit allowed (although a deduction in computing United States tax liability may be available). For purposes of applying the limitations set forth in the Code, the Canadian taxes withheld from the distributions will likely be considered foreign taxes attributable to “foreign source” “passive category income” for foreign tax credit purposes that generally could be used as a credit against the United States federal income tax liability attributable to the deemed income inclusion as a result of the QEF Election. Each Electing Unitholder is strongly urged to consult his, her or its own tax advisor with respect to the foreign tax credit rules.

An Electing Unitholder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax liability arising from the inclusion in income of the Electing Unitholder’s pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules, but in that event will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

If an Electing Unitholder demonstrates to the satisfaction of the Internal Revenue Service that amounts actually distributed on the Units have been previously included in income under the QEF rules by such Electing Unitholder (or a previous United States Person), such distributions generally will not be taxable. An Electing Unitholder’s tax basis in the Units generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from GoldTrust that are treated as non-taxable distributions pursuant to the preceding sentence.

Mark-to-Market Election

A United States Person generally may make a Mark-to-Market Election with respect to shares of “marketable stock” of a PFIC. Under the Code and Treasury regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market”. Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the United States Exchange Act or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Because the Units are traded on the TSX and NYSE Amex, GoldTrust believes that the Units are, and expects that the Units will continue to be, “marketable stock” for purposes of the Mark-to-Market Election rules.

A United States Person that makes a Mark-to-Market Election would generally be required to report gain or loss annually to the extent of the difference, if any, between (i) the fair market value of the Units at the end of each taxable year and (ii) the adjusted tax basis of the Units at the end of each taxable year. Any gain under this computation, and any gain recognized on an actual sale or other taxable disposition of the Units, generally would be treated as ordinary income. Any loss under this computation, and any loss recognized on an actual sale or other taxable disposition of the Units, generally would be treated as an ordinary loss to the extent of the cumulative net mark-to-market gain. To the extent any loss on a sale or other taxable disposition of the Units exceeds cumulative net mark-to-market gain, such excess loss would be treated as a capital loss. The United States Person’s adjusted tax basis in the Units generally would be adjusted for any gain or loss taken into account under the Mark-to-Market Election.

Unless either (i) the Mark-to-Market Election is made as of the beginning of the United States Person’s holding period for the Units or (ii) a QEF Election has been in effect for such United States Person’s entire holding period for the Units, any mark-to-market gain for the election year generally will be subject to the ordinary income and interest charge rules described below.

Non-Electing Unitholders

If a QEF Election is not made by a United States Person, or is not in effect with respect to the entire period that such United States Person has held the Units, then, unless such United States Person has made the Mark-to-Market Election, any gain recognized on the sale or other taxable disposition of Units will be treated as ordinary income realized pro rata over such holding period for such Units. A United States Person will be required to include as ordinary income in the year of disposition the portion of the gain attributed to such year. In addition, such United States Person’s United States federal income tax for the year of disposition will be increased by the sum of (i) the tax computed by using the highest statutory rate applicable to such United States Person for each year (without regard to other income or expenses of such United States Person) on the portion of the gain attributed to years prior to the year of disposition plus (ii) interest on the tax determined under clause (i), at the rate applicable to underpayments of tax, which interest will not be deductible by non-corporate United States Persons. Under certain proposed Treasury regulations, a “disposition” for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of Units if a QEF Election was not in effect for the deceased United States Person’s entire holding period. Any loss recognized by a United States Person on the disposition of Units generally will not be recognized, unless such loss is deductible under another provision of the Code. In addition, rules similar to those applicable to dispositions generally will apply to “excess distributions” paid on a Unit (i.e., distributions that exceed 125% of the average amount of distributions on the Unit received during the preceding three years or, if shorter, during the United States Person’s holding period for the Unit).

Information Reporting and Backup Withholding

Payments made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Units generally will be subject to information reporting and backup withholding, at the rate of 28%, if a United States Person fails to furnish its correct United States taxpayer identification number (generally on Internal Revenue Service Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service in a timely manner. Each United States Person should consult its own tax advisor regarding the backup withholding rules.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as at the end of the period covered by this report, under the supervision and with the participation of the Registrant’s senior executive officers, including the Registrant’s President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer the have concluded that as of the end of the period covered by this report, the Issuer’s disclosure controls and procedures were adequately designed and effective to ensure that: (i) information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our senior executive officers, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Issuer’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act. The Issuer’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Issuer’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Issuer’s internal control over financial reporting was effective as of December 31, 2009 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Issuer is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Issuer is an “accelerated filer ”, the Issuer is required to provide an auditor’s attestation report on internal control over financial reporting. The Issuer’s auditor has attested to the Issuer’s internal controls over financial reporting for the year ended December 31, 2009. The auditor’s attestation is filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Issuer’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

The senior executive officers of the Issuer, including the President and Chief Executive Officer and Chief Financial Officer, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by officers’ override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Issuer is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regards to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Issuer’s annual information form or information circular. The Issuer is also listed on the NYSE Amex Equities (“NYSE Amex”) (formerly the American Stock Exchange) and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the United States Securities and Exchange Commission (“SEC”). The Issuer reviews its governance practices on an ongoing basis to ensure it is in compliance with the rules and guidelines both in Canada and in the United States. The Issuer is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE Amex.

The Issuer’s Board of Trustees is responsible for the Issuer’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Issuer’s Board of Trustees has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the NYSE Amex.

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

AUDIT COMMITTEE

The Issuer’s Board of Trustees has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Issuer’s Audit Committee are identified on page 13 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Issuer’s Board of Trustees, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex and the policies of the Canadian Securities Administrators) and are financially literate.

Audit Committee Financial Expert

Bruce D. Heagle, Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, reviewing, analyzing or evaluating financial statements that entail accounting issues that are generally comparable in breadth and complexity to the issues raised by the Issuer’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Board.

The Audit Committee meets with the President and Chief Executive Officer and Chief Financial Officer of the Issuer and the Issuer’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as accounting policies, audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed and their compensation. In addition, the Committee reviews and recommends to the Board for approval the Issuer’s financial statements and reports, the Management’s Discussion and Analysis and Annual Information Form, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Issuer’s Audit Committee Charter is available on the Issuer’s website at www.gold-trust.com, in the Annual Information Form attached hereto as Exhibit 99.1 or in print to any unitholder who provides the Issuer with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Issuer’s independent auditor for the fiscal year ended December 31, 2009. See page 16 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Issuer by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See pages 14-15 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Issuer does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF CONDUCT AND ETHICS

The Board has adopted a written Code of Conduct and Ethics by which all officers and trustees of the Issuer abide. In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Issuer’s high caliber officers promote a culture of ethical business conduct throughout the Issuer’s operations and is expected to monitor the activities of the Issuer’s officers, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Issuer’s operations to be raised, on an anonymous basis, with the President and Chief Executive Officer, one of the Chairmen, or another Board member as appropriate.

It is a requirement of applicable corporate law that trustees or trustees and officers who have an interest in a transaction or agreement with the Issuer promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Issuer’s declaration of trust, which are made available to the trustees and senior officers of the Issuer.

A copy of the Registrant’s Code of Conduct and Ethics is available on its website at www.gold-trust.com and without charge, upon written request made to Krystyna Bylinowski, Treasurer, at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2 (905)304-4653.

CONTRACTUAL OBLIGATIONS

The information provided in the Management’s Discussion and Analysis in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Issuer’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Issuer’s Units are listed on the NYSE Amex. Section 110 of the AMEX Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Issuer’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Issuer’s quorum requirement is set forth in its declaration of trust. A quorum for a meeting of unitholders of the Issuer is two persons who are, or who represent by proxy, unitholders who, in the aggregate, hold at least 10% of the units entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Issuer are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Issuer solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.gold-trust.com. Information contained on our website is not part of this annual report.

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

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST

By:	/s/ J.C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date: February 17, 2010

EXHIBIT INDEX

99.1	Annual Information Form of the Issuer for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Consent of Ernst & Young, Chartered Accountants