Form 40-F
period 2010-12-31
Central GoldTrust
filed 2011-02-16
CIK 1364728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104
(206) 903-8800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered
Units	NYSE Amex Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2010
Units	16,648,000

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

Exhibits 99.1, 99.2, 99.3 and 99.6 to this Form 40-F are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-159612) of GoldTrust.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on February 14, 2011, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn$0.9885.

ANNUAL INFORMATION FORM

The Issuer’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements of the Registrant for the years ended December 31, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 10 to the Registrant’s audited financial statements.

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

As described under Structure of GoldTrust —Redemption Rights in the Annual Information Form attached as Exhibit 99.1 to this annual report, Units are redeemable at any time on demand by Unitholders.   Under Section 302 of the Code, a Unitholder who is a United States Person generally will be treated as having sold its Units (rather than having received a distribution on the Units with the consequences described below) upon the redemption of Units if the redemption completely terminates or reduces the Unitholder’s interest in GoldTrust or the Unitholder’s percentage ownership interest in GoldTrust is reduced. For purposes of making these determinations, the Unitholder’s percentage ownership will, in general, be calculated by taking into account all Units owned by such Unitholder, including those deemed to be owned by such Unitholder pursuant to attribution rules under the Code.

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

In any year in which GoldTrust is classified as a PFIC, a United States Person is required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

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

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as at the end of the period covered by this report, under the supervision and with the participation of the Registrant’s senior executive officers, including the Registrant’s President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Issuer’s disclosure controls and procedures were adequately designed and effective to ensure that: (i) information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our senior executive officers, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Issuer’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Issuer’s internal control over financial reporting was effective as of December 31, 2010 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Issuer is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Issuer is an “accelerated filer ”, the Issuer is required to provide an auditor’s attestation report on internal control over financial reporting. The Issuer’s auditor has attested to the Issuer’s internal controls over financial reporting for the year ended December 31, 2010. The auditor’s attestation is filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

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

CORPORATE GOVERNANCE

The Issuer is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regards to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Issuer’s annual information form or information circular. The Issuer is also listed on the NYSE Amex (“NYSE Amex”) and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the United States Securities and Exchange Commission (“SEC”). The Issuer reviews its governance practices on an ongoing basis to ensure it is in compliance with the rules and guidelines both in Canada and in the United States. The Issuer is complying with applicable revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE Amex.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Issuer’s independent auditor for the fiscal year ended December 31, 2010. See page 16 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Issuer by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Issuer’s Units are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Issuer’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

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

CENTRAL GOLDTRUST

By:	/s/ J.C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date: February 16, 2011

EXHIBIT INDEX

99.1	Annual Information Form of the Issuer for the year ended December 31, 2010

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Consent of Ernst & Young, Chartered Accountants