Form 40-F
period 2011-12-31
Central GoldTrust
filed 2012-02-15
CIK 1364728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

DL Services, Inc.

Columbia Center

701 5th Avenue, Suite 6100

Seattle, Washington 98104

(206) 903-8800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered
Units	NYSE Amex LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2011
Units	19,299,000

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

Central GoldTrust (“GoldTrust”, the “Trust” or the “Registrant”) is a Canadian Trust eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Trust is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Trust are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

Exhibits 99.1, 99.2, 99.6 and the Trust’s Statements of Net Assets as of December 31, 2011 and 2010 and its Statements of Income, Statements of Changes in Net Assets and Statements of Unitholders’ Equity for the years ended December 31, 2011, 2010 and 2009, along with the notes to such financial statements and the reports of the independent auditors’ with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3, to this Form 40-F are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-176766) of GoldTrust.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Trust is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F (this “Annual Report”) in accordance with Canadian disclosure requirements, which are different from those of the United States. The Trust prepares its financial statements, which are filed as Exhibits to this Annual Report , in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on February 14, 2012, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn$0.9991.

ANNUAL INFORMATION FORM

The Trust’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS

AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Trust’s Statements of Net Assets as of December 31, 2011 and 2010 and its Statements of Income, Statements of Changes in Net Assets and Statements of Unitholders’ Equity for the years ended December 31, 2011, 2010 and 2009, along with the notes to such financial statements and the reports of the independent auditors’ with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3, are hereby incorporated by reference in this Annual Report. For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States, see Note 10 to the Company’s financial statements.

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) prepared by the Trust is filed as Exhibit 99.2 and incorporated by reference in this Annual Report.

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

Distributions on Units

Subject to the PFIC rules discussed below, a distribution paid on a Unit, including a constructive distribution, generally will be included in gross income of a United States Person as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of GoldTrust’s current or accumulated “earnings and profits” (as computed under United States federal income tax rules). To the extent that a distribution paid on the Units exceeds the “earnings and profits” of GoldTrust, such distribution generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Unit, with any excess treated as gain from the sale or exchange of the Unit.  Dividends paid on the Units will not be eligible for the lower United States federal income tax rate generally applicable to dividends paid by a “qualified foreign corporation” to non-corporate United States Persons if GoldTrust is a PFIC. Because GoldTrust has been, and expects to continue to be, a PFIC, the lower United States federal income tax rate will not apply. In addition, dividends paid on the Units generally will not be eligible for the deduction for dividends received by United States corporations from other United States corporations.

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

Additional Tax on Passive Income

Certain United States Persons who are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on certain investment-type income, including dividends and capital gains for taxable years beginning after December 31, 2012. United States Persons should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Units.

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

In any year in which GoldTrust is classified as a PFIC, a United States Person is required to file an annual report with the IRS on IRS Form 8621 containing such information as Treasury Regulations and/or other IRS guidelines may require.

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

Provided that an Electing Unitholder’s QEF Election is in effect with respect to such Electing Unitholder’s entire holding period for the Units, any gain or loss recognized by such Electing Unitholder on the sale or other taxable disposition of such Units generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Unitholder had held the Units for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, including individuals, long-term capital gain is generally subject to a maximum United States federal income tax rate of 15% (currently scheduled to increase to 20% for tax years beginning after December 31, 2012). There is no preferential tax rate available for long-term capital gain recognized by a corporate Electing Unitholder. Gain from the disposition of collectibles, such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC by non-corporate persons with respect to which a QEF Election is in effect. As no such Treasury regulations have been issued, the 15% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Units by an Electing Unitholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would apply the 28% rate on long-term capital gains realized by an Electing Unitholder from the disposition of Units.

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

The amount currently included in income by an Electing Unitholder will be treated as ordinary income to the extent of the Electing Unitholder’s pro rata share of GoldTrust’s “ordinary earnings” and generally will be treated as long-term capital gain to the extent of such Electing Unitholder’s pro rata share of GoldTrust’s “net capital gains”. The Electing Unitholder will be required to include in income such pro rata share of the “ordinary earnings” and “net capital gains” of GoldTrust, without regard to the amount of cash distributions, if any, received from GoldTrust. Electing Unitholders will be required to pay United States federal income tax currently on such pro rata share of “ordinary earnings” and “net capital gains” of GoldTrust, unless, as described below, an election is made to defer such payment of tax. Gain realized by GoldTrust and required to be taken into income by such non-corporate unitholders who have made a QEF Election, to the extent that such gain is attributable to appreciation of collectibles held by GoldTrust for more than one year, should generally be taxable at a maximum rate of 28% under current law.

Under these QEF rules, in the event that GoldTrust disposes of a portion of its gold holdings, electing Unitholders may be required to report substantial amounts of income for United States federal income tax purposes. It is the intention of GoldTrust to distribute to holders of record of Units as of the last day of each taxable year (currently December 31st) an aggregate amount of cash distributions (including the stated distributions on the Units) such that the amount of cash distributions payable to an Electing Unitholder that holds Units for the entire taxable year of GoldTrust will be at least equal to (i) GoldTrust’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such Electing Unitholder multiplied by (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. GoldTrust intends to distribute cash, but may not have sufficient cash reserves to make such distributions in cash, in which case GoldTrust may instead make such distributions in additional Units. Any such cash or Unit distributions (other than certain deemed capital gains) to non-residents of Canada will be subject to Canadian withholding tax. Because such distributions may be subject to Canadian withholding tax and because the amount of such distributions will be determined without reference to possible United States, state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such distributions may not provide an Electing Unitholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Unitholders’ pro rata share of GoldTrust’s “ordinary earnings” and “net capital gains” under the QEF rules. An Electing Unitholder may be able to mitigate this situation by claiming a credit against such Electing Unitholder’s United States federal income tax liability for Canadian taxes withheld from such distributions, subject to the rules described above under “— United States Foreign Tax Credit.” However, amounts withheld as required under Canadian tax laws on a distribution paid in the form of additional Units may not be eligible for the United States foreign tax credit due to complex limitations in the amount of credit allowed (although a deduction in computing United States tax liability may be available). For purposes of applying the limitations set forth in the Code, the Canadian taxes withheld from the distributions will likely be considered foreign taxes attributable to “foreign source” “passive category income” for foreign tax credit purposes that generally could be used as a credit against the United States federal income tax liability attributable to the deemed income inclusion as a result of the QEF Election. Each Electing Unitholder is strongly urged to consult his, her or its own tax advisor with respect to the foreign tax credit rules.

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

Information Reporting and Backup Withholding

United States Persons may be subject to certain IRS filing requirements as a result of holding Units. For example a United States Person who transfers cash to GoldTrust, through an intermediary or directly, may be required to file an information return on IRS Form 926 with respect to such transfer. United States Persons also may be required to file Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) as well as annual information returns (pursuant to Section 6038D of the Code, also known as the ‘‘Foreign Account Tax Compliance Act’’) with respect to their investment in GoldTrust. In addition, GoldTrust may be required to enter into an agreement with the IRS to disclose to the IRS certain information about United States Persons holding its Units. Penalties for failure to file certain of these information returns are substantial. United States Persons should consult with their own tax advisors regarding the requirements of filing IRS forms and information returns.

Payments made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Units generally will be subject to information reporting and backup withholding, at the rate of 28%(currently scheduled to increase to 31% for payments after December 31, 2012), if a United States Person fails to furnish its correct United States taxpayer identification number (generally on Internal Revenue Service Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service in a timely manner. Each United States Person should consult its own tax advisor regarding the backup withholding rules.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as at the end of the fiscal year covered by this report, under the supervision and with the participation of the Registrant’s senior executive officers, including the Registrant’s President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the fiscal year covered by this Annual Report, the Trust’s disclosure controls and procedures were adequately designed and effective to ensure that: (i) information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) information required to be disclosed by the Trust in the reports it files or submits under the Exchange Act is accumulated and communicated to the Trust’s senior executive officers, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trust’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act. The Trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Trust’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Trust is a “foreign private Trust” as defined in Rule 3b-4 of the Exchange Act, and as the Trust is an “accelerated filer,” the Trust is required to provide an auditor’s attestation report on management’s assessment of the Trust’s internal control over financial reporting. The Trust’s auditor has attested to the Trust’s internal controls over financial reporting for the year ended December 31, 2011. The auditor’s attestation is filed as Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the fiscal year covered by this Annual Report, no changes occurred in the Trust’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

The senior executive officers of the Trust, including the President and Chief Executive Officer and Chief Financial Officer, do not expect that the Trust’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Trust have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by officers’ override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

CORPORATE GOVERNANCE

The Trust is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Trust’s annual information form or information circular. The Trust is also listed on the NYSE Amex LLC (“NYSE Amex”) and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the United States Securities and Exchange Commission (the “Commission”). The Trust reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Trust’s Board of Trustees is responsible for the Trust’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Registrant’s board of trustees has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and the NYSE Amex.

Corporate governance relates to the activities of the Trust’s board of trustees (the “Board”), the members of which are elected by and are accountable to the unitholders, and takes into account the role of the senior officers who are appointed by the board and who are charged with the day to day administration of the Trust. The board of trustees is committed to sound corporate governance practices that are both in the interest of its unitholders and contribute to effective and efficient decision making.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended December 31, 2011 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Registrant’s board of trustees has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Trust’s Audit Committee are identified on page 14 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein. In the opinion of the Registrant’s board of trustees, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act, the rules of the NYSE Amex and the policies of the Canadian Securities Administrators) and are financially literate.

Audit Committee Financial Expert

Bruce D. Heagle, Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, reviewing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable in breadth and complexity of issues that can reasonably be expected to be raised by the Trust’s financial statements (or actively supervising one or more persons engaged in such activities); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Registrant’s board of trustees.

The Audit Committee meets with the President and Chief Executive Officer and Chief Financial Officer of the Trust and the Trust’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as accounting policies, audit procedures and audit plans. The Audit Committee also recommends to the Registrant’s board of trustees the auditors to be appointed and their compensation. In addition, the Audit Committee reviews and recommends to the Registrant’s board of trustees for approval the Trust’s financial statements and reports, the MD&A and the Annual Information Form, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Trust’s Audit Committee Charter is available on the Trust’s website at www.gold-trust.com, in the Annual Information Form filed as Exhibit 99.1 to this Annual Report or in print to any unitholder who provides the Trust with a written request made to Krystyna Bylinowski, Treasurer, at 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2, Canada.

CODE OF CONDUCT AND ETHICS

The Registrant’s board of trustees has adopted a written Code of Conduct and Ethics by which all officers and trustees of the Trust abide. In addition, the Registrant’s board of trustees, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Trust’s high caliber officers promote a culture of ethical business conduct throughout the Trust’s operations and is expected to monitor the activities of the Trust’s officers, consultants and agents in that regard. The Registrant’s board of trustees encourages any concerns regarding ethical conduct in respect of the Trust’s operations to be raised, on an anonymous basis, with the President and Chief Executive Officer, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that trustees or trustees and officers who have an interest in a transaction or agreement with the Trust promptly disclose that interest at any meeting of the Registrant’s board of trustees at which the transaction or agreement will be discussed and, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Trust’s declaration of trust, which are made available to the trustees and senior officers of the Trust.

A copy of the Registrant’s Code of Conduct and Ethics is available on its website at www.gold-trust.com and without charge, upon written request made to Krystyna Bylinowski, Treasurer, at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2, Canada.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Trust’s independent auditor for the fiscal year ended December 31, 2011. See page 17 of the Registrant’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report for the total amount billed to the Trust by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars billed to the Trust by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

PROVIDED BY INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 14 of the Registrant’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Trust does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2011, information with respect to the Trust’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$–	$–	$–	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under Canadian GAAP	–	–	–	–	–
Total	$–	$–	$–	$–	$–

NYSE AMEX CORPORATE GOVERNANCE

The Trust’s Units are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Trust’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Trust’s quorum requirement is set forth in its declaration of trust. A quorum for a meeting of unitholders of the Trust is two persons who are, or who represent by proxy, unitholders who, in the aggregate, hold at least 10% of the units entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Trust is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Trust are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Trust solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.gold-trust.com. Information contained on, or accessible through, our website is not part of this Annual Report.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Trust has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

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

CENTRAL GOLDTRUST

By:	/s/ J.C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date: February 15, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

99.1	Annual Information Form of the Trust for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Consent of Ernst & Young, Chartered Accountants

