Form 40-F
period 2012-12-31
Central GoldTrust
filed 2013-02-13
CIK 1364728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

DL Services, Inc.

Columbia Center

701 5th Avenue, Suite 6100

Seattle, Washington 98104

(206) 903-8800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered
Units	NYSE MKT LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at December 31, 2012
Units	19,299,000

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Trust is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F (this “Annual Report”) in accordance with Canadian disclosure requirements, which are different from those of the United States. The Trust prepares its financial statements, which are filed as Exhibits to this Annual Report, in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on February 11, 2013, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn$1.0065.

ANNUAL INFORMATION FORM

The Trust’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS

AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Trust’s Statements of Net Assets as of December 31, 2012 and 2011 and its Statements of Income, Statements of Changes in Net Assets and Statements of Unitholders’ Equity for the years ended December 31, 2012, 2011 and 2010, along with the notes to such financial statements and the reports of the independent auditors’ with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3, are hereby incorporated by reference in this Annual Report. For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States, see Note 10 to the Company’s financial statements.

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

As described under Structure of GoldTrust —Redemption Rights in the Annual Information Form attached as Exhibit 99.1 to this annual report, Units are redeemable at any time on demand by Unitholders. Under Section 302 of the Code, a Unitholder who is a United States Person generally will be treated as having sold its Units (rather than having received a distribution on the Units with the consequences described below) upon the redemption of Units if the redemption completely terminates or reduces the Unitholder’s interest in GoldTrust. For purposes of making these determinations, the Unitholder’s percentage ownership will, in general, be calculated by taking into account all Units owned by such Unitholder, including those deemed to be owned by such Unitholder pursuant to attribution rules under the Code.

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

Additional Tax on Passive Income

Certain United States Persons who are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on certain investment-type income, including dividends and capital gains. United States Persons should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Units.

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

In any year in which GoldTrust is classified as a PFIC, a United States Person may be required to file an annual report with the IRS on IRS Form 8621 containing such information as Treasury Regulations and/or other IRS guidelines may require.

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

Provided that an Electing Unitholder’s QEF Election is in effect with respect to such Electing Unitholder’s entire holding period for the Units, any gain or loss recognized by such Electing Unitholder on the sale or other taxable disposition of such Units generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Unitholder had held the Units for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, including individuals, long-term capital gain is generally subject to a maximum United States federal income tax rate of 20%. There is no preferential tax rate available for long-term capital gain recognized by a corporate Electing Unitholder. Gain from the disposition of collectibles, such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC by non-corporate persons with respect to which a QEF Election is in effect. As no such Treasury regulations have been issued, the 20% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Units by an Electing Unitholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would apply the 28% rate on long-term capital gains realized by an Electing Unitholder from the disposition of Units.

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

Mark-to-Market Election

A United States Person generally may make a Mark-to-Market Election with respect to shares of “marketable stock” of a PFIC. Under the Code and Treasury regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market”. Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the United States Exchange Act or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Because the Units are traded on the TSX and NYSE MKT, GoldTrust believes that the Units are, and expects that the Units will continue to be, “marketable stock” for purposes of the Mark-to-Market Election rules.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trust’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act. The Trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Trust’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Trust is a “foreign private Trust” as defined in Rule 3b-4 of the Exchange Act, and as the Trust is an “accelerated filer,” the Trust is required to provide an auditor’s attestation report on management’s assessment of the Trust’s internal control over financial reporting. The Trust’s auditor has attested to the Trust’s internal controls over financial reporting for the year ended December 31, 2012. The auditor’s attestation is filed as Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

CORPORATE GOVERNANCE

The Trust is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Trust’s annual information form or information circular. The Trust is also listed on the NYSE MKT LLC (“NYSE MKT”) and additionally complies as necessary with the rules and guidelines of NYSE MKT as well as the United States Securities and Exchange Commission (the “Commission”). The Trust reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Trust’s Board of Trustees (the “Board”) is responsible for the Trust’s corporate governance policies and has separately designated a standing Corporate Governance and Nominating Committee. The Board has determined that the members of the Corporate Governance and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and the NYSE MKT.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the unitholders, and takes into account the role of the senior officers who are appointed by the Board and who are charged with the day to day administration of the Trust. The Board is committed to sound corporate governance practices that are both in the interest of its unitholders and contribute to effective and efficient decision making.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Trust sent during the fiscal year ended December 31, 2012 to directors and senior executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR .

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Trust’s Audit Committee are identified on page 14 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein. In the opinion of the Registrant’s Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act, the rules of the NYSE MKT and the policies of the Canadian Securities Administrators) and are financially literate.

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

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Trust’s Board.

The Audit Committee meets with the President and Chief Executive Officer and Chief Financial Officer of the Trust and the Trust’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as accounting policies, audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed and their compensation. In addition, the Audit Committee reviews and recommends to the Board for approval the Trust’s financial statements and reports, the MD&A and the Annual Information Form, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Trust’s Audit Committee Charter is available on the Trust’s website at www.gold-trust.com , in the Annual Information Form filed as Exhibit 99.1 to this Annual Report or in print to any unitholder who provides the Trust with a written request made to Krystyna Bylinowski, Treasurer, at 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2, Canada.

CODE OF CONDUCT AND ETHICS

The Board has adopted a written Code of Conduct and Ethics by which all officers and trustees of the Trust abide. In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Trust’s high caliber officers promote a culture of ethical business conduct throughout the Trust’s operations and is expected to monitor the activities of the Trust’s officers, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Trust’s operations to be raised, on an anonymous basis, with the President and Chief Executive Officer, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that trustees or trustees and officers who have an interest in a transaction or agreement with the Trust promptly disclose that interest at any meeting of the Registrant’s Board at which the transaction or agreement will be discussed and, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Trust’s declaration of trust, which are made available to the trustees and senior officers of the Trust.

A copy of the Registrant’s Code of Conduct and Ethics is available on its website at www.gold-trust.com and without charge, upon written request made to Krystyna Bylinowski, Treasurer, at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2, Canada.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Trust’s independent auditor for the fiscal year ended December 31, 2012. See page 17 of the Registrant’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report for the total amount billed to the Trust by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars billed to the Trust by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

PROVIDED BY INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 14 of the Registrant’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Trust does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2012, information with respect to the Trust’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$–	$–	$–	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under Canadian GAAP	–	–	–	–	–
Total	$–	$–	$–	$–	$–

NYSE MKT CORPORATE GOVERNANCE

The Trust’s Units are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Trust’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement : The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Trust’s quorum requirement is set forth in its declaration of trust. A quorum for a meeting of unitholders of the Trust is two persons who are, or who represent by proxy, unitholders who, in the aggregate, hold at least 10% of the units entitled to be voted at the meeting.

Proxy Delivery Requirement : NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Trust is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Trust are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Trust solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.gold-trust.com. Information contained on, or accessible through, our website is not part of this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

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

CENTRAL GOLDTRUST

By:	/s/ J.C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date: February 13, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

99.1	Annual Information Form of the Trust for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Consent of Ernst & Young LLP, Chartered Accountants

99.7	Information Circular dated March 1, 2012 for the 9th Annual Meeting of Unitholders held on April 26, 2012 (incorporated by reference to the Registrant's Form 6-K furnished to the Commission on February 28, 2011, as amended on March 1, 2012).