Form 40-F
period 2013-12-31
Central GoldTrust
filed 2014-02-11
CIK 1364728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Class	Outstanding at December 31, 2013
Units	19,299,000

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

Central GoldTrust (“GoldTrust”, the “Trust” or the “Registrant”) is a Canadian Trust eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act “) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Trust is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Trust are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRINCIPLES

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on February 10, 2014, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn$1.1048.

ANNUAL INFORMATION FORM

The Trust’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Trust’s Statements of Net Assets as of December 31, 2013 and 2012 and its Statements of Income, Statements of Changes in Net Assets and Statements of Unitholders’ Equity for the years ended December 31, 2013, 2012 and 2011, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3, are hereby incorporated by reference in this Annual Report. For a description of important differences between Canadian GAAP and generally accepted accounting principles in the United States, see Note 10 to the Company’s financial statements.

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

In any year in which GoldTrust is classified as a PFIC, a United States Person will be required to file an annual report with the IRS on IRS Form 8621 containing such information as Treasury Regulations and/or other IRS guidelines may require. A failure to file such annual report may result in an extension of the time period during which the IRS may assess tax.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Trust’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the “COSO criteria”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Trust is a “foreign private Trust” as defined in Rule 3b-4 of the Exchange Act. Our independent auditor, Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended December 31, 2013, has also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 10 of Exhibit 99.3 to this Annual Report.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Trust sent during the fiscal year ended December 31, 2013 to directors and senior executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR .

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Trust’s Audit Committee are identified on pages 13 and 14 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein. In the opinion of the Registrant’s Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act, the rules of the NYSE MKT and the policies of the Canadian Securities Administrators) and are financially literate.

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

The members of the Audit Committee do not have fixed terms and are appointed and may be replaced annually by resolution of the Trust’s Board.

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

CODE OF CONDUCT AND ETHICS

The Board has adopted a written Code of Conduct and Ethics by which all officers and trustees of the Trust abide. In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Trust’s high caliber officers promote a culture of ethical business conduct throughout the Trust’s operations and is expected to monitor the activities of the Trust’s officers, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Trust’s operations to be raised, on an anonymous basis, with the President and Chief Executive Officer, the Lead Trustee, or another Board member as appropriate.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Trust’s independent auditor for the fiscal year ended December 31, 2013. See page 17 of the Registrant’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report for the total amount billed to the Trust by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 14 of the Registrant’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Trust does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2013, information with respect to the Trust’s known contractual obligations.

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

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Trust’s quorum requirement is set forth in its declaration of trust. A quorum for a meeting of unitholders of the Trust is two persons who are, or who represent by proxy, unitholders who, in the aggregate, hold at least 10% of the units entitled to be voted at the meeting.

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

The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers. As a foreign private issuer, the Company is not required to comply with these rules.

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

CENTRAL GOLDTRUST

By:	/s/ J.C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date: February 11, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

99.1	Annual Information Form of the Trust for the year ended December 31, 2013

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Consent of Ernst & Young LLP, Chartered Accountants

