Form 40-F
period 2014-12-31
Central GoldTrust
filed 2015-02-11
CIK 1364728

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 001-32934

CENTRAL GOLDTRUST
(Exact Name of Registrant as Specified in its Charter)

Canada	Not Applicable	Not Applicable
(Province or other jurisdiction of	(I.R.S. Employer	(Primary Standard Industrial
incorporation or organization)	Identification No.)	Classification Code)

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

Class	Outstanding at December 31, 2014
Units	19,299,000

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRINCIPLES

The Trust is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F (this “Annual Report”) in accordance with Canadian disclosure requirements, which are different from those of the United States. The Trust prepares its financial statements, which are filed as Exhibits to this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on February 6, 2015, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn $1.2523

ANNUAL INFORMATION FORM

The Trust’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Trust’s Statements of Financial Position as of December 31, 2014 and 2013 and January 1, 2013 and its Statements of Comprehensive Income (loss), Statement of Cash Flows and Statements of Unitholders’ Equity for the years ended December 31, 2014 and 2013, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.2, are hereby incorporated by reference in this Annual Report.

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) prepared by the Trust is filed as part of Exhibit 99.2 and incorporated by reference in this Annual Report.

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

Additional Tax on Passive Income

Certain United States Persons that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Units, and net gains from the disposition of the Units. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Units that will be subject to the additional tax on net investment income, a United States Person who has made a QEF Election (as discussed below) will be required to recalculate its basis in the Units excluding QEF basis adjustments.

Alternatively, a United States Person may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a United States Person pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. United States Persons that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Units.

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

United States Persons who are individuals (and to the extent specified in applicable Treasury Regulations, certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the Units, unless the Units are held through an account maintained with certain financial institutions. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a United States Person who is an individual (and to the extent specified in applicable Treasury Regulations, a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Persons should consult their own tax advisors with respect to their reporting obligations under these reporting rules or any other applicable filing requirements.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Trust’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act. The Trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Trust’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2014 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Trust is a “foreign private Trust” as defined in Rule 3b-4 of the Exchange Act. Our independent auditor, Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended December 31, 2014, has also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 16 of Exhibit 99.2 to this Annual Report.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Trust sent during the fiscal year ended December 31, 2014 to directors and senior executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Audit Committee Financial Expert

Bruce D. Heagle, Chairman of the Audit Committee, is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, reviewing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable in breadth and complexity of issues that can reasonably be expected to be raised by the Trust’s financial statements (or actively supervising one or more persons engaged in such activities); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Ernst & Young LLP acted as the Trust’s independent auditor for the fiscal year ended December 31, 2014. See page 17 of the Registrant’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report for the total amount billed to the Trust by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 14 of the Registrant’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Trust does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2014, information with respect to the Trust’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$–	$–	$–	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	–	–	–	–	–
Total	$–	$–	$–	$–	$–

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

The Registrant has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers. As a foreign private issuer, the Registrant is not required to comply with these rules.

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

CENTRAL GOLDTRUST

By:	/s/ J. C. Stefan Spicer
Name:	J.C. Stefan Spicer
Title:	President

Date:    February 11, 2015

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

99.1	Annual Information Form of the Trust for the year ended December 31, 2014
99.2	Central GoldTrust Annual Report including the Management’s Discussion and Analysis and Annual Financial Statements
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.5	Consent of Ernst & Young LLP, Chartered Accountants

